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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                              HUDSON FOODS, INC.
                               (Name of Issuer)

                             CLASS A COMMON STOCK
                                $.01 PAR VALUE
                        (Title of Class of Securities)


                                  443782-10-7
                                (CUSIP Number)

                                James T. Hudson
                      (Name of Persons Filing Statement)

                               William L. Rosoff
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York 10017
                            Tel. No.: 212-450-4000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               September 4, 1997
                    (Date of Event which Requires Filing of
                                this Statement)


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [X]

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                               SCHEDULE 13D
CUSIP No. 44378-10-7                                   Page ____ of ____ Pages

 1          NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            James T. Hudson

 2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  [ ]
                                                                      (b)  [X]

 3          SEC USE ONLY

 4          SOURCE OF FUNDS*

            N/A

 5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]

 6          CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
        NUMBER OF SHARES            7          SOLE VOTING POWER
   BENEFICIALLY OWNED BY EACH
     REPORTING PERSON WITH                     8,987,028 (see Item 5(a))

                                    8          SHARED VOTING POWER

                                               1,500 (see Item 5(a))

                                    9          SOLE DISPOSITIVE POWER

                                               7,715,028

                                   10          SHARED DISPOSITIVE POWER

                                                         1,500

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           8,988,528 (see Item 5(a))

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.7%

14         TYPE OF REPORTING PERSON*
                IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7



     Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the Class A Common Stock, $.01 par value per share (the "Shares"), of Hudson Foods, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1225 Hudson Road, Rogers, Arkansas, 72756.

     Item 2.  Identity and Background.

               The name of the person filing this statement is James T. Hudson. Mr. Hudson is a citizen of the United States of America.

               The business address of Mr. Hudson is 1225 Hudson Road, Rogers, Arkansas, 72756.

               Mr. Hudson is the Chairman of the Issuer.

               During the last five years, Mr. Hudson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable

     Item 4.  Purpose of Transaction.

               On September 4, 1997, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Tyson Foods, Inc. ("Tyson") and HFI Acquisition Sub Inc. ("MergerSub"), a wholly owned subsidiary of Tyson. Pursuant to the terms of the Merger Agreement, the Issuer will be merged with and into MergerSub (the "Merger"). Each outstanding Share and each outstanding share of Class B Common Stock, par value $.01 per share
(the "Class B Common Stock"), of the Issuer will be converted, at the effective time of the Merger, into the right to receive (i) $8.40 in cash and (ii) six-tenths of one validly issued, fully paid and non-assessable share of Class A Common Stock, par value $.10 per share, of Tyson. The consummation of the Merger is subject to certain conditions, including the adoption and approval of the Merger and the Merger Agreement by the stockholders of the Issuer in accordance with the provisions of applicable law.

               On September 4, 1997, Mr. Hudson and Tyson entered into a Stock Voting Agreement (the "Voting Agreement"). Pursuant to the terms of the Voting Agreement, Mr. Hudson has agreed to vote the Shares and shares of Class B Common Stock owned by him in favor of the approval and adoption of the Merger Agreement, until such time as the Voting Agreement terminates. The Voting Agreement will terminate on the earlier to occur of the effective time of the Merger or the termination of the Merger Agreement in accordance with its terms. The Merger Agreement may be terminated by Tyson or the Issuer under certain circumstances, including (i) by either Tyson or the Issuer if the Merger has not been consummated on or before February 28, 1997 and (ii) by the Issuer if the Board of Directors of the Issuer reasonably determines, based on certain specified standards, that a written, unsolicited proposal or offer is made for a business combination or similar transaction with the Issuer which is more favorable to the Issuer and its stockholders than the Merger.

               In addition, under the terms of the Voting Agreement, Mr. Hudson has agreed not to transfer any of the Shares and shares of Class B Common Stock owned by him except to "Permitted Transferees", as that term is defined in the Issuer's Certificate of Incorporation, provided that prior to such transfer, (i) Mr. Hudson shall have provided to Tyson an opinion of tax counsel that such transfer will not adversely affect the treatment of the Merger as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended, (ii) the transferee shall agree to be bound by the terms of the Voting Agreement and (iii) following such transfer, the number of Shares and shares of Class B Common Stock owned by Mr. Hudson shall represent at least a majority of the outstanding voting power of the Issuer.

               The Voting Agreement also provides that Mr. Hudson, in his capacity as stockholder, will not solicit or initiate any inquiries or the making of any proposal for any business combination or similar transaction involving the Issuer or negotiate, explore or otherwise engage in discussions with any person with respect to any such proposal.

               The summaries of the terms of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, respectively. A copy of the Voting Agreement is attached hereto as Exhibit 1, and a copy of the Merger Agreement is attached hereto as Exhibit 2, and each such agreement incorporated herein by reference.

               Mr. Hudson may review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Mr. Hudson may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions or otherwise. Alternatively, subject to the terms of the Voting Agreement, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, Buyer has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

               Mr. Hudson, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 8,988,528 Shares, representing approximately 29.7% of the outstanding Shares of the Issuer as of June 28, 1997, which includes 7,650,000 Shares of Class B Common Stock that may be converted at any time into 7,650,000 Shares and 65,028 Shares.


               Mr. Hudson holds revocable proxies allowing him to vote 1,272,000 Shares. Mr. Hudson may also be considered to beneficially own 1,500 Shares held by his wife. The record owners of such shares retain the right to direct the disposition of and the right to receive dividends from or the proceeds from the sale of such Shares. The 1,272,000 Shares for which Mr. Hudson holds voting proxies are owned by Charles B. Jurgensmeyer (650,000 Shares) and Gary L. Anderson (622,000 Shares). Mr. Hudson disclaims beneficial ownership of the 1,272,000 Shares for which he holds voting proxies and the 1,500 Shares held by his wife.

               (b) Mr. Hudson has sole power to vote 8,987,028 Shares and to dispose of 7,715,028 Shares.

               (c) Information concerning acquisitions of Shares since July 10, 1997 is set forth on Schedule A.

               (d) Inapplicable.

               (e) Inapplicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               Except for the Voting Agreement and proxies as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Hudson, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7.  Material to be Filed as Exhibits.

               Exhibit 1: Stock Voting Agreement dated as of September 4, 1997 between Mr. Hudson and Tyson Foods, Inc.

               Exhibit 2: Agreement and Plan of Merger, dated as of September
                          4, 1997, among Hudson Foods, Inc., Tyson Foods, Inc. and HFI Acquisition Sub Inc.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 11, 1997


                                          By: /s/ James T. Hudson
                                              ----------------------------
                                              Name: James T. Hudson


                                                                    SCHEDULE A


    TRANSACTIONS IN SHARES OF THE ISSUER SINCE JULY 10, 1997 BY MR. HUDSON

               All of the purchases of Shares set forth below were made by Mr. Hudson.

                        Number                                      Aggregate
                       of Shares        Nature           Price       Purchase
Date of Transaction    Purchased      of Purchase      Per Share      Price
-------------------    ---------      -----------      ---------   ----------
                                        Exercise
July 31, 1997             9,000         of Stock        $5.04(1)   $45,360.00
                                        Options
__________________
(1) Exercise price per share.